Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: RSP Permian, Inc.

(Commission File No. 001-36264)

Citi Global Energy and Utilities Conference MAY 15, 2018

Citi Global Energy & Utilities Conference May 15, 2018 The following is a transcript of a panel in which Concho Resources Inc. participated on May 15, 2018. CORPORATE PARTICIPANTS C. William Giraud Concho Resources Inc. – Executive Vice President Citi Global Energy & Utilities Conference May 15, 2018 The following is a transcript of a panel in which Concho Resources Inc. participated on May 15, 2018. CORPORATE PARTICIPANTS C. William Giraud Concho Resources Inc. – Executive Vice President CONFERENCE CALL PARTICIPANTS Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst PREPARED REMARKS Citi Global Energy & Utilities Conference May 15, 2018 The following is a transcript of a panel in which Concho Resources Inc. participated on May 15, 2018. CORPORATE PARTICIPANTS C. William Giraud Concho Resources Inc. – Executive Vice PresidentCONFERENCE CALL PARTICIPANTS Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst PREPARED REMARKSRobert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Citi Global Energy & Utilities Conference May 15, 2018 The following is a transcript of a panel in which Concho Resources Inc. participated on May 15, 2018. CORPORATE PARTICIPANTS C. William Giraud Concho Resources Inc. – Executive Vice PresidentCONFERENCE CALL PARTICIPANTS Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst PREPARED REMARKSRobert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst(technical difficulty) presentation this morning. Very pleased to have Will Giraud, with Concho presenting. And as you know, we have a buy rating on Concho. There were in quite a lot about them in what’s occurring in the Permian Basin. So with that, I’m going to go ahead and turn it over to Will, who’s going to make a short presentation, and then we’ll open it up for Q&A. Citi Global Energy & Utilities Conference May 15, 2018 The following is a transcript of a panel in which Concho Resources Inc. participated on May 15, 2018. CORPORATE PARTICIPANTS C. William Giraud Concho Resources Inc. – Executive Vice President CONFERENCE CALL PARTICIPANTS Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst PREPARED REMARKSRobert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst(technical difficulty) presentation this morning. Very pleased to have Will Giraud, with Concho presenting. And as you know, we have a buy rating on Concho. There were in quite a lot about them in what’s occurring in the Permian Basin. So with that, I’m going to go ahead and turn it over to Will, who’s going to make a short presentation, and then we’ll open it up for Q&A. C. William Giraud Concho Resources Inc. – Executive Vice President

Citi Global Energy & Utilities Conference May 15, 2018 causing things like the first quarter and the results we had there. The other big thing going on at Concho is we are — we’ve talked a lot about active portfolio management. And I think we did more in the first 90 days this year than most companies would do in a whole year. We highlighted 3 things. We sold a couple hundred million dollars of assets in the Southern Delaware Basin. Those were generally noncontiguous, low-working interests. They had expirations, and they were just kind of truly that noncore. We’re very focused on, when you have an inventory of our size, trying to find value for things in the back quarter of the inventory. And so we’re willing to sell noncore assets when necessary. We also completed a very large asset exchange with an integrated major, where we traded out of a 32,000-acre checkerboard position in Culberson County and picked up a bunch of assets we really coveted in the Midland Basin and then also up on the New Mexico Shelf that are highly complementary to our existing acres and then, in some cases, were actually incremental working interest in things we already operated. And then the most significant transaction, obviously, in the quarter was our acquisition of RSP, an all-stock merger. And that goes right with the same theme of active portfolio management. If you look at Concho’s assets from a couple of years ago, they were very diffused. They were in really good parts of the Permian, but as the world is moving to this larger-scale development mode, we really highly value and seek big contiguous blocks of acres, where you can come in and do these large-scale projects, not have offset operators, have really high working interests and good capital efficiency. And so RSP is a great piece of that transition. I think we still have a lot of work to do over the next couple of years continuing to block up, trade around really with our neighbors to build those big super blocks in the best parts of the Permian. So I’ve talked a lot. With that, I may stop and take any questions. QUESTIONS AND ANSWERS Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Sure. Let me kick it off here, Will. I mean, obviously, you have yet to close the RSP deal, but one of the big topics across the industry is the takeaway capacity that’s out there today, and I know you’ve got some hedges in place. You said on your earnings call, although you don’t have firm transportation out of the bases, you’d feel very comfortable having partnered with some of the biggest transporters out of the basin. As you transition and take on operatorship with the RSP assets, do you feel like you’re well positioned in folding those into your operations to be able to continue to have that assurance that you’ll be able to move the combined company’s product out of the market? And are there any concerns or issues in that combination? C. William Giraud Concho Resources Inc. – Executive Vice President New stream is very topical. We have been on the road the last couple of days and certainly, talked about it once or twice. I think you have to step back and start with the premise that it’s always something, it’s chickens, it’s lizards, it’s running out of sand, it’s running out of water. There’s always a major limiting factor with what we and industry are doing. And I don’t say that to belittle the pipeline-capacity issue, it is an issue. But I think you have to view it in the context of there’s always something. And so it’s a problem with a finite end, you can see help coming on the way. There’s very sizable projects, both on the crude and natural gas side coming in the next 12 months. There’s a series of projects in line behind those that are — some of which have been announced, some of which have not. But that is, over time, the problem will be solved. But for the near term, you kind of have 2 problems. One is the financial piece, and the other is the physical movement, the flow assurance piece. And so maybe taking those two separately. Speaking to crude. On the financial piece, I’ll tell people we’re not very smart, but we learn quickly. And so this happened before just a couple of years ago, you had the Permian growth

Citi Global Energy & Utilities Conference May 15, 2018 kind of create a pinch point as new pipes were coming on, everyone’s waiting for BridgeTex and a few other pipes. And you had this significant expansion in the Basins. And so ever since them, we’ve been pretty aggressive in matching up our hedging program, our (inaudible) hedges, matching that with the Mid-Cush hedge, and typically at about $1 a barrel. And we, historically, just kind of view that as relatively inexpensive insurance for these kinds of situations. So if you look at 2018, we’re about using consensus numbers. We’re about 70% hedged on the crude differential, which — but it’s a thing, it’s significant right now. And depending on your view, it could get better or worse over the next kind of 6 to 12 months. On the flow assurance piece, our strategy on the Midstream side has evolved in the 10 years we’ve been a public company. Originally, we were very much a price-taker, sold at the lease line, that was our strategy for, probably, the first 5 years of the company’s history. 4 or 5 years ago, we realized that we had all of our crude on truck in the Delaware Basin and that, for a variety of reasons, was not a desirable situation. And so we started partnering with private equity to build out very sizable regional gathering and transportation systems. And so that had the added benefit of being really good investments. Over the time, we sold the ACC pipeline to Plains a year or so ago. We still own a quarter interest in a big Oryx Southern Delaware system. But the — those equity ownerships were really the secondary reason to do it. We actually structured them as an option. The real primary goal was to serve the upstream business, and that was to get a large gathering system built that fits our acreage position, fits our development plans and probably, most importantly, gives us a variety of offtake points to move our crude wherever we want to go. Because at times, we’ve seen there’s regional refineries that at times where you want to be, at times, Cushing is where you want to be, at times, the Gulf Coast is where you want to be. And the key is to be able to move your crude to those various critical offtake points, and that’s really what the ACC system and the Oryx system give us. And so through that, we have a degree of comfort from talking to our different midstream partners that we will be able to push through this period of tightness from a physical capacity standpoint. And it’s really another reason we believe in the benefits of consolidation in size and scale, as we think those relationships and that longer-term size and scale benefit will help us push through. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst That was a good answer. Thank you. I guess, as a follow-on there, you’re 70% hedged on under that. Some have suggested that given how much of that differential on Midland and Cushing is blown out near term, and you said there’s different views as to whether it gets better or worse, that some companies may look to defer completions from a financial perspective that there’s an economic crossover to where that differential now stand that would make sense than defer some of those completions to when you’re in a better realization of oil price environment. I guess, from an economic perspective, it may make sense. But then also from a just, in reality, physical perspective, both ways, does it make sense? Or is it something that Concho would consider? C. William Giraud Concho Resources Inc. – Executive Vice President I wouldn’t — I would never say never, but we’re running a big — it’s a big ship and that’s — it’s moving in a pretty steady direction. It’s kind of interesting. There’s a lot — I mean, it’s a sizable basis differential. Kind of interestingly, you’ve got crude at $70. And so when you knock those two together, you’re at kind of still the price better than what we all budgeted on. And so it’s kind of an interesting question. I think the way that industry is going to get through this tight spot is you’re going to get it from both sides. I think you will see some of the smaller operators, especially people who have challenges around their balance sheet, challenges around if they don’t have their crude on pipe and they have it on truck. I think you will see a rational response out of the industry between now and mid next year. So I think you’ll see some people do some of that. And then, I think, you’ll also see the midstream side, very creatively, find ways to keep

Citi Global Energy & Utilities Conference May 15, 2018 projects on earlier, run projects above nameplate capacity and find other ways to capture what’s obviously a very attractive economic opportunity for them right now. So, I think this problem will get solved by both sides. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Questions from the audience? Unidentified Participant Well, in terms of the — when you go to the base oil (inaudible). And so you’ve got this — the scale and everything that you guys talk about moving past the local markets. The strategy in terms of evolving, like you said, is that a — do you think you’ll try to influence the destination of your barrels in the future? C. William Giraud Concho Resources Inc. – Executive Vice President I do. I think our strategy will continue to evolve as it has. I think, increasingly, getting to the water is going to be a big part of the long-term strategy. I think kind of counterintuitively, although we’re in this tight spot right now, I think the Permian barrel is going to turn into a preferred barrel farther down the line, and you have to have a really long-term view, like 2 years from now, to think that. But I think that if you could get a neat barrel to the water, I think that will attract a premium over time versus the different barrels that are getting their via the other pipeline systems. And so I think we will seek in the future to probably control that barrel a little further down the line than we have historically to make sure you’re getting it to the premium market, but also that you’re capturing the value of that neat barrel and not losing it along way as it gets blended with an Eagle Ford barrel or something else. And I think it’s noteworthy that really most of these big pipeline projects that are happening right now and that are certainly on the drawing board, the two big takeaways are, they typically go to major export places, so they’re trying to get to the water. Corpus is obviously a huge destination. And they all are focused on batching. They’re focused on delivering that neat barrel that, I think, the refining world kind of covets. So... Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst In sort of talking or keeping to the subject of differentials, when you switch over and you look and you say you’re always high grading the portfolio. You did a lot of asset sales in the first quarter. But now that we have this uncertain outlook on the differentials, is that impeding your ability or slowing you down or deferring that sale of that last quarter of the inventory, just given what the market is out there and the uncertainty? Is that creating some hesitation on the buyer’s part for you to be able to continue to monetize some of the tail end of your inventory? C. William Giraud Concho Resources Inc. – Executive Vice President Not really. I think it’s a longer-term game, and I think most of the players that are now in the Permian think in terms of it as a longer game. I think there’s a tremendous amount of urgency to do those asset exchanges right now before everybody drills a bunch of wells and makes it a lot more complicated and drills a bunch of 1-mile wells and forever forecloses the opportunity to come back and do a 2-mile when you wish. So I think industry has a pretty high sense of urgency. And I think, for Concho, going forward, that active portfolio management is going to increasingly be focused on the exchange side more than the buying or selling. We’ve sold assets that, like I said, you had an expiration of a bunch of obligations, that there were challenges around getting a swap done within kind of a finite time frame. We’ve done most of that. And so also, if you look at what we’ve done with our balance sheet by underspending to the tune of about $0.5 billion over the last couple of years, plus asset sales, we’ve really moved our overall

Citi Global Energy & Utilities Conference May 15, 2018 leverage to a much lower level. We’ve achieved investment-grade. And so there’s really not an obvious call on getting cash. We would much rather use those assets as currency in an exchange to continue to block up kind of our existing position. So I don’t think that’s affected by this current differential issue. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Okay. Unidentified Participant Can I ask, except all of these benefits of the medium players (inaudible) small player, do you think the same benefits can we get from scaling up again or even more benefit from 2 big players working together and doubling the rig count and all these scale-efficient things again? C. William Giraud Concho Resources Inc. – Executive Vice President I don’t know. I mean, if part of that question is, do you see Concho continue to do these types of very large transactions, I mean, that’s not a key part of the strategy. I think there will continue to be a very kind of measured pace of consolidation, both from Concho and the industry. I think when we looked out at the universe of sizable public companies, this was the one that fit us the best, fit our development style the best, culturally fit the best, from the way our two companies think about the world and always kind of had a similar entrepreneurial mindset. So this was the right deal for us to do. I think there needs to be additional consolidation in the Permian, there’s a lot of different players. There are enormous benefits of size and scale. I think we’re capturing those as the largest operator in the Permian, but I don’t think doing another deal helps you. If that – you want to make sure — I think our canvas last quarter is the base business is going really well. And so what we need to now do is chew our food. We need to get this deal closed, integrated and continue executing on both their assets and ours. And that’s our plan. It’s hard to speak to what the rest of the industry will do, but — clearly, there is significant value in this transaction for us. And I think there’s other opportunities for other operators. Why that doesn’t happen is a hard question. Unidentified Participant Can you maybe talk about how you guys kind of had $2 billion of synergies? How many did you get out of that? Or is it all cost savings (inaudible)? C. William Giraud Concho Resources Inc. – Executive Vice President I think we created a little noise by — and confusion maybe by calling it all synergies. I think people define synergies differently. I think a lot of people view it more narrowly and would say, the synergies eliminated redundancy. And so you don’t have 2 management teams, synergy. You can eliminate other cash and G&A type items, synergy. You can use Concho’s lower cost of capital applied to their debt structure and eliminate costs there. So we identified kind of $60 million of annual, more narrowly defined synergies, which if you annualize that and PV that back at some level, it’s something north of $0.5 billion. The other piece is that $2 billion that we were talking about, maybe ought to be better described as value creation. It’s how we’re going to develop their assets differently and in a much more efficient manner. It’s a couple of big things that drive it. It’s drilling 2-mile wells instead of 1-mile wells. It’s developing their assets where you’re developing the whole resource all at one time and not creating any depletion or (inaudible) well issues by doing. It’s an acceleration. It’s bringing the Concho machine on there and getting to their assets faster. So there’s huge value creation from doing that, and we tried quantifying it, if there’s a (inaudible). I think it’s 16, if anybody has the deck. But we’ve tried to show just from 1 zone the present value uplift in bringing this kind of manufacturing-style mode

Citi Global Energy & Utilities Conference May 15, 2018 to their asserts, and we think you can get there on that alone. There’s a whole bunch of other things that I don’t know how you quantify, but we, ultimately, will develop their assets with our assets. I mean, in the Midland Basin, there’s significant portions that are contiguous. So over time, you’ll see us drill wells from legacy Concho acreage onto RSP acreage and more efficiently develop our existing position. Over time, you’ll see this active portfolio manage this swap machine that I was talking about earlier. We’re going to put their assets into that larger swap machine and both use Concho assets as currency to bolt on to their position, but also, probably, use some of their position to trade with offset operators, continue to block up. So I don’t know how you, with a straight face, quantify those benefits, but they’re very real, and they’re going to be significant. But that’s all just kind of in excess of that $2 billion value creation number we put out there. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Will, as you look at the evolution of efficiencies in the Permian Basin, obviously, you’re continuing to drill longer laterals, you’re continuing to get more data and looking at 90-day and 180-day cums. In some of these areas, you have up to 5 landing zones. You talked about 8 wells per unit. How much further do you have to go in optimizing the efficiencies in determining what is the optimum development scheme per unit here in being able to truly turn that into manufacturing mode and have a template going forward? And I know it’s not one size fits all, all the acreage is different, but where do you think you are in that evolution? And maybe you could say, out of 9 innings, the 5th or the 8th as far as all the learnings you’re accumulating and just say, okay, this is the optimum way to go from this point forward? C. William Giraud Concho Resources Inc. – Executive Vice President I think, we’re -- from the areas that we’re focused on, I’ll turn to this slide where we’ve kind of highlighted the different major pad projects that we’re doing in ‘18 and ‘19. And the takeaway, I hope, from that map is, we’re doing that everywhere. We’re doing it in the Midland Basin, the Southern Delaware and the Northern Delaware. And what’s nice about the RSP assets and what really attracted us to them is, they are already assembled and ready for this style of development. I think you can look at this map and see that while we have big blocks in Northern Delaware, there’s work to be done still up there consolidating the overall position. But we’re in a relative light stage in terms of under -- we’ve kind of come through discovery, we’ve gone through delineation and now we’re into development mode. And so in those different 3 main assets, we’re there. But what I don’t want to leave you with the impression is that we’re not still learning. We did that fiber-optics project up on the Mabee Ranch, 13 well pad. And from that, we’ve learned some things that have caused us to tweak our completion design, actually make a little bit lower costs. So we continue to learn and then can move those learnings around to the other basins quickly. And so there’s still work being done, but I think what we’re seeing is, we think we know. And so we think we know in the Midland Basin how you need to match up the optimal spacing development of the Middle Spraberry, the Lower Spraberry, the Wolfcamp A and the Wolfcamp B. And we think we know what the spacing needs to be in all those and how you ought to develop it. But -- so that specific example, I think, we’re farther down the line. We’re in a later stage of innings. But I think it’s worth noting that there’s still discovery and delineation work happening on our assets and around the Permian. I mean, just this last quarter, you saw RSP talk about the Jo Mill on their assets, and that’s not a zone we’ve historically targeted, that’s not part of that stack that I just talked about. So there’s still discovery and delineation work happening. I think, there’s still opportunity. We’ve tried to kind of highlight a little bit how we’re thinking about that. This last quarter, we talked about multiple landings in the Bone Spring over in Eddy County. We’ve talked about multiple landings in the Bone Spring and Lea County before. So there’s still discovery and delineation of additional resource and still at figuring out what the

Citi Global Energy & Utilities Conference May 15, 2018 optimal kind of development stack is. I’ve never been very good at predicting the innings. I think we’ve historically been more conservative, and we’re not very good at predicting additional operational efficiencies that we can gain into the future. So... Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst But there’s more innings, that’s good. C. William Giraud Concho Resources Inc. – Executive Vice President There’s definitely more innings, there’s no doubt about that. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Yes? Unidentified Participant The timeline to closure of the (inaudible) now targeted in Q3.(inaudible) with each one, what about (inaudible) to shareholders (inaudible). Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst (inaudible) repeat the question for the webcast? C. William Giraud Concho Resources Inc. – Executive Vice President Certainly. The question was just around kind of timeline to close on the RSP transaction. If you look at 13 over on the right, Megan has come up with a very handy timing update. And you can see, we’ve filed our S-4. We have achieved early termination of the Hart-Scott, the antitrust approval. And so what we’re waiting on is the SEC approval of the Form 4, and then from that, you can mail your proxy and schedule your shareholder vote. And then assuming approval, you kind of close right on the backside of that. So still on that Q3 timeline. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Will, on the oilfield service cost side, and I know it’s a little different situation, you’re already running 20% rates, you’ve locked in a lot of your services. And I know, starting out the year, you weren’t expecting a lot of oil field service cost inflations, but for some of those where it seems like the inflation hasn’t been there year-to-date. Do you have any perspective on sort of where services and supplies and cost inflation is in the Permian right now? C. William Giraud Concho Resources Inc. – Executive Vice President Sure. With the rig count that you got today, there’s definitely cost inflation pressure. It’s driven by labor. Labor is certainly a challenge for the service industry. And so that will drive inflationary pressure over time. That rig count will drive inflationary pressure over time, both on the capital side and the lease operating expense. We built in a modest level of inflation this year, and I think it’s been consistent with what we expected. That being said, it’s interesting. I mean, the service industry is well capitalized and I think, continuing to bring additional material and equipment into the Permian. And I think we and the industry have done a good job finding efficiencies in the business this year to probably offset more of that inflation than we expected to. And then the other big thing that’s happening on that front is the impact of local sand, and that is real, and that is happening right now. A lot of those mines came on here in the — or coming on in the second quarter and then an increasing amount in the third quarter, and then it kind of tapers after that,

Citi Global Energy & Utilities Conference May 15, 2018 but there’s still more development coming there. The benefit of local sand is significant. It’s real. It’s a major cost savings. It’s also just a logistical savings, because you don’t have to deal with the railroads. And so that is a huge boon for our industry, the advent of local Permian sand. And it’s — man, it’s significant. They’re opening a lot of mines, both in that central dune complex but also increasingly around the periphery of the basin, which helps a lot on trucking and things like that. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Despite the lizards? C. William Giraud Concho Resources Inc. – Executive Vice President Despite the lizards. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Okay. Questions from the audience? People being a little bit quiet today. C. William Giraud Concho Resources Inc. – Executive Vice President You got one more. Unidentified Participant (inaudible) C. William Giraud Concho Resources Inc. – Executive Vice President You know, again, we really prize that flexibility. And so we’re able to essentially partner with people who have the firm and utilize their firm to get it. So that’s been our preferred route to maintain that flexibility to go where the price is best. Unidentified Participant I guess, (inaudible) staying on that, you mentioned the owners (inaudible) physical crudes, pipeline constraints or natural gas? C. William Giraud Concho Resources Inc. – Executive Vice President I think crude — I don’t think crude is going to ultimately be — I think it’ll — like I said, I think it’ll — these 2 industries will find a way in the middle. Gas is kind of interesting because gas — I identified 2 problems: financial problem and a flow assurance program. For most operators in the Permian, there isn’t a financial problem. I mean, for Concho, gas revenue is kind of 5%-ish, probably in that territory. It’s not a big driver if gas prices were 0. I don’t know that our ‘19 budget would be any different than if they were at $1 or $2. And so you’re really only worried about flow assurance, and on that front, there’s a lot more self-help mechanisms on the gas side than you necessarily have on the crude. And so I think we think there are, again, a lot of pipes coming, many of which have been announced, the new projects that have not yet been announced. So help is coming on that way, and I think there’s plenty of self-help ways along the way that you won’t have a flow assurance issue there. Unidentified Participant What are some those self-helps (inaudible)? C. William Giraud Concho Resources Inc. – Executive Vice President

Citi Global Energy & Utilities Conference May 15, 2018 I mean, the biggest, most obvious ones are finding uses for them locally. To the extent that gas is $1 or even 0, I think, you’ll find and you’re seeing it already. Industry find uses around power generation. You’re starting to see drilling rigs converted over to using field gas. You’re starting to see some of the completion equipment moved over to use field gas. And so I just think that to the extent you tell our industry, here is a free resource, I need you to find a use for it other than flaring it, I think you will find a ready market able to find ways to do it. So... Unidentified Participant (inaudible) What’s your expectations for later in the year, early ‘19 with flow assurance, considering (inaudible) out of the basin (inaudible) becoming more difficult getting more trucks on the road, a lot of rail being utilized for sand purposes (inaudible) continue to kind of have capacity (inaudible) C. William Giraud Concho Resources Inc. – Executive Vice President Like I said, I think industry will solve the problem coming from both sides. I think you’ll see some rational response out of producers in reaction to the high differential, where you’ll see people defer completions. You’ll see some level of letup on that side. And then I think you’ll see the midstream industry find ways to fund additional capacity to bridge that period just because there’s such a significant financial incentive to do it. Unidentified Participant We’re — as Concho executes on its 20-plus percent oil-growth plan that’s coming to a close when you had the acquisition, where is Concho in terms of its life cycle, in terms of the growth and development versus cash flows (inaudible)? C. William Giraud Concho Resources Inc. – Executive Vice President Yes. That’s the other very topical thing is the discussion around return of capital to shareholders via buybacks or dividends or something like that. Concho is one of the rare companies that has been able to underspend its cash flow to generate free cash flow and still grow at a very significant compound annual rate. And so we’ve demonstrated we can do that. We have historically used that capital to reduce debt and get to this investment-grade position we’re in today. There’s probably not a big debt reduction. You probably had a pretty good spot from our leverage ratio as we sit here today. And so it’s very topical. We certainly have talked to a lot of you guys about this, we’ve talked to lot of our biggest shareholders. And it feels like there’s still a pretty healthy amount of debate in the industry around you get paid to grow, if you can grow efficiently within cash flow and earn a return in excess of your cost to capital, do that. And then I think there’s also an increasing voice that would say, yes, but you’re a different-sized company, to your life cycle comment. You’re having — you’re adding different classes of investors. And so they probably have an expectation that is having some return of capital mechanism in there. And then you also have people on some extreme say, at this stage, I don’t think you get paid for growth in excess of X, pick a number 15%, 18%, 10%. So grow to that and then give me all the rest of that back. And so I guess that it’s a big conversation. And I think, as we evolve into a bigger company, it’s going to become an increasing part of that overall Concho value proposition. Unidentified Participant (inaudible) gas prices (inaudible) today for $70, being there next year (inaudible). C. William Giraud Concho Resources Inc. – Executive Vice President I don’t have a tremendous amount of confidence in oil price. I think our only conviction is that there’s going to be volatility, especially given the political backdrop. And so I think what you’re

Citi Global Energy & Utilities Conference May 15, 2018 seeing is some of that volatility. I think Concho, we’re typically conservative, so we would have bet on volatility (inaudible) just because that — pessimists at times. But I think we will continue to see volatility. We certainly didn’t budget for $70 oil. And if it hangs in there as we enter our budgeting process, I think the ‘19 budget for Concho is going to be really interesting and really important point, because it will be the first time that, I think, you’ll truly see the power of the combination and the allocation of capital between the 2 assets. But at the same time, we’re starting to process kind of right now, internally. And so you got to get some conviction around what your commodity price backdrop is going to be with — oil just got to $70. It hadn’t been there for very long. And so I think we’d like to see it stick around for a while and watch and see what the strip does, although it’s been strip historically a terrible predictor. Unidentified Participant (inaudible) You guys are switching to (inaudible) So (inaudible) C. William Giraud Concho Resources Inc. – Executive Vice President Yes, Concho has become a pretty big ship from a production base. So we ought to be able to weather that lumpiness. But I don’t really view it as a dramatic change to development mode. Like I said, it’s kind of an evolution going from 2-well pads to 3-well pads to 6-well projects to 8-well. So I think there’s been an evolutionary — I don’t think you can kind of see a switch get flipped. It’s been a long time coming. We give quarterly guidance because of the — trying to give visibility into our business. And so I think that, plus the annual guidance, is a good way. We try to be very thoughtful in kind of showing you how we get there on an annual basis. But I don’t expect there to be some big step change and all that. Unidentified Participant Is there a time of year that Concho typically gives (inaudible) outlook, does the deal actually change? C. William Giraud Concho Resources Inc. – Executive Vice President I think sometime between closing and when we talked about it this year, which was in February, could be a good time to do it. But I don’t think we’ve really decided when. But clearly, the earliest I can see us really starting to talk about the 2 companies combined would be at closing. Unidentified Analyst Do you think (inaudible) given your sensitivity to gas prices and your (inaudible) , incremental (inaudible) Midland and Permian (inaudible) an additional gap (inaudible) assets pipeline coming on and the willingness to underwrite that (inaudible) project. C. William Giraud Concho Resources Inc. – Executive Vice President I mean, definitely. I mean, I think, again, we prize flexibility. And so having additional routes out of different markets, whatever we could do to kind of cause that to happen, we certainly would find a way to participate in some of the different projects. But I think a lot of them are going to get built. I think you’re going to see a pretty significant amount of Permian infrastructure be built. And so I don’t know that there’s a big value creation opportunity there like there was, of course, on the kind of regional gathering and transport side. But it’s certainly, given our size in the basin, we talked to a lot of people and looked at a lot of different things. But I think a lot of it’s going to kind of get built on its own. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst

Citi Global Energy & Utilities Conference May 15, 2018 Will, as you look at the RSP acquisition, one of the comments by management on the call was that there were some better assets at RSP that may move up in the queue. And you’ve highlighted that there’s probably a lot more development or further behind in development stage perhaps than where you are today, and that’s where you’re adding a lot of the value in the quote synergies. How much of the activity may be disproportionately shifted to these RSP assets from Concho, given that there’s probably a lot more value to be wrung out of now these assets versus maybe what you were doing standalone here today? C. William Giraud Concho Resources Inc. – Executive Vice President Yes, I mean, it’s an unusual transaction in that you took two really high-quality companies with really high-quality asset bases that certainly, at these cash levels, our free cash flow at these commodity levels are free cash flowing. And so it’s a little bit of an unusual situation where you can do that. So again, I think that ‘19 capital budget is going to be a really important capital budget, because I think 1 plus 1 needs to equal something more than 2. But how those 2 assets compete with each other for capital? I mean, what’s unique about it is they both bring their own cash flow with them. And so I don’t foresee a need to accelerate. I think the highest rate of return program is going to win. And so it’ll be interesting to kind of let all the assets compete and see where the dollars flow. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Okay. I guess, shifting back to an earlier comment. You said, in Eddy County, New Mexico, you’ve delineated different zones within the Bone Spring. I don’t recall if you’ve identified those as Bone Spring shale sales versus and Sand. But one of your competitors revealed a new Bone Spring shale target as opposed to the Bone Spring Sand. Do you make that distinction? And are there — is there further upside potential as you delineate the Bone Spring in the Northern Delaware? C. William Giraud Concho Resources Inc. – Executive Vice President There’s a lot more to do in the Northern Delaware, especially in that Eddy County block that Matador has done a good job. There are some private operators that have done some really good work up there in some of the different, deeper Wolfcamp zones. It’s — it’ll be a big area of focus for us in ‘19, still one of those areas that has probably more delineation work to be done than other parts of the Permian like I was highlighting in the Midland Basin. So — but yes, I mean, to get — to specifically answer your question, I think how they talk about the sand versus shale and that Second Bone interval, it’s generally the way we think about it, and that test we talked about is related to that. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst And I guess, Will, as now that you’re going to be one of the biggest producers, the most active companies in the Permian Basin, how do you think now about vertical integration, whether it’s perhaps, owning your sand mines locally or owing some of your own equipment? I mean, at this size and scale, and you turning this into manufacturing, there’s an argument to be made that you should have some vertical integration just to control and own — in just service cost inflations or just be able to control that part of the business. C. William Giraud Concho Resources Inc. – Executive Vice President It’s interesting. We have been the biggest or one of the biggest operators in the Permian for quite some time now. And strategically, we have always shied away from vertical integration. We’ve chosen to pick partners and go with them, but not have to invest in their business, not get

Citi Global Energy & Utilities Conference May 15, 2018 involved in some of the challenges around labor and other things that I think the service side brings with it. Also, I just think it’s hard to do one thing really good. I think it’s hard to try and do a couple of things. I think we feel better about that today than we ever have. I think you’re starting to see other peers that have done that become, I think, more our route. And to be fair, part of the strategic rationale for the RSP transaction is to maintain your positioning. To run that play and that strategy, you need to remain kind of one of the top couple of operators in the Permian. The Permian is a pretty dynamic battlefield. You got some big new companies coming in, the majors obviously moving in. And so I think you can only run that play of not vertically integrating and controlling your own destiny still by being that big major operator running a big consistent program that’s predictable, that the partners can kind of build their business around. But you can push for preferred access and pricing of services because of your heft. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Okay. I think we’re out of time now. So, Will, Thank you much. We appreciate your time this morning. And thanks, everyone, for the questions and attending. C. William Giraud Concho Resources Inc. – Executive Vice President Thank you. Robert S Morris Citigroup Inc, Research Division – MD and Senior U.S. Oil and Gas Exploration and Production Analyst Thanks. Concho Resources Inc. Concho Resources Inc. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Permian Basin of Southeast New Mexico and West Texas. For more information, visit the Company’s website at www.concho.com. No Offer or Solicitation This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements and Cautionary Statements The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements contained in this communication specifically include statements, estimates, guidance and projections regarding the Company’s future financial position, operations, performance, business strategy, oil and

Citi Global Energy & Utilities Conference May 15, 2018 natural gas reserves, drilling program, production, capital expenditure budget, liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, derivative activities and sources of financing. The words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal” or other similar expressions that convey the uncertainty of future events or outcomes are intended to identify forward-looking statements, which generally are not historical in nature. However, the absence of these words does not mean that the statements are not forward-looking. These statements are based on certain assumptions and analyses made by the Company based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although the Company believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. The guidance capital program and outlook presented herein are subject to change by the Company without notice and the Company has no obligation to affirm or update such information, except as required by law. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include the risk factors discussed or referenced in the Company’s most recent Annual Report on Form 10-K; Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K; risks associated with the Company’s proposed merger with RSP, including increased expenses, management distraction from the Company’s business, declines in the market price of the Company’s common stock and failure to realize the expected benefits of the transaction; failure, difficulties and delays in meeting conditions required for closing set forth in the RSP merger agreement; risks associated with acquisitions, including liabilities associated with acquired properties or businesses and the ability to realize expected benefits; disruptions to, capacity constraints in or other limitations on the pipeline systems that deliver the Company’s oil, natural gas liquids and natural gas and other processing and transportation considerations; declines in, or the sustained depression of, the prices we receive for the Company’s oil and natural gas; risks related to the concentration of the Company’s operations in the Permian Basin of southeast New Mexico and west Texas; evolving cybersecurity risks, such as those involving unauthorized access, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions; the costs and availability of equipment, resources, services and qualified personnel required to perform the Company’s drilling, completion and operating activities; drilling, completion and operating risks; environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation related to hydraulic fracturing, climate change, derivatives reform or the export of oil and natural gas; the impact of current and potential changes to federal or state tax rules and regulations, including the Tax Cuts and Jobs Act; potential financial losses or earnings reductions from the Company’s commodity price risk-management program; difficult and adverse conditions in the domestic and global capital and credit markets; the adequacy of the Company’s capital resources and liquidity including, but not limited to, access to additional borrowing capacity under the Company’s credit facility; the impact of potential changes in the Company’s credit ratings; uncertainties about the Company’s ability to successfully execute the Company’s business and financial plans and strategies; uncertainties about the estimated quantities of oil and natural gas reserves; uncertainties about the Company’s ability to replace reserves and economically develop the Company’s current

Citi Global Energy & Utilities Conference May 15, 2018 reserves; general economic and business conditions, either internationally or domestically; competition in the oil and natural gas industry; and uncertainty concerning the Company’s assumed or possible future results of operations; and other important factors that could cause actual results to differ materially from those projected.    Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional Information and Where to Find It In connection with the Transaction, Concho filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on April 20, 2018, that includes a preliminary joint proxy statement of RSP and Concho that also constitutes a preliminary prospectus of Concho. RSP and Concho will also file other documents with the SEC regarding the Transaction, including the definitive joint proxy statement/prospectus. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be sent to the stockholders of Concho and RSP. This document is not a substitute for the registration statement and preliminary joint proxy statement/prospectus filed with the SEC, including any amendments thereto, or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Concho or RSP, including the definitive joint proxy statement/prospectus when it becomes available, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at www.rsppermian.com, under the heading “SEC Filings,” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at www.concho.com, under the heading “Investors,” or by contacting Concho’s Investor Relations Department by phone at 432-221-0477. Participants in Solicitation Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction. Information regarding RSP’s directors and executive officers is contained in the Form 10-K/A filed with the SEC on April 30, 2018 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at

Citi Global Energy & Utilities Conference May 15, 2018 www.sec.gov or by accessing RSP’s website at www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2018 Annual Meeting of Stockholders filed with the SEC on April 5, 2018 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at www.concho.com under the heading “Investors.” Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the preliminary joint proxy statement/prospectus, including any amendments thereto, as well as the definitive joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described above. INVESTOR RELATIONS Megan P. Hays Vice President of Investor Relations and Public Affairs 432.685.2533 Mary T. Starnes Investor Relations Manager 432.221.0477